Exhibit 13



CHICO'S®

ANNUAL REPORT 2005





A message from our CEO to our shareholders...

A message from our CEO to our shareholders:

Fiscal year 2005 was another tremendous year for Chico's. The continued strength and momentum of our brands has allowed us to deliver our ninth consecutive year of double-digit comparable store sales increases, as well as record revenues, record net income, and our highest ever operating margin. These are impressive results by almost any measure.

Our financial position has never been stronger. In 2005, net income rose 37.4% from $141 million to $194 million, or, from $0.78 per diluted share to $1.06 per diluted share. Net sales increased for the fiscal year by 31.7% to a record $1.4 billion. Comparable store sales for company owned stores increased 14.3%. Other than our current operating liabilities, we continue to remain debt free and have a combined cash and marketable securities balance of over $400 million. Our team of talented associates worked very hard to generate these results for our shareholders. We are very proud of what we have accomplished, and are excited about our future opportunities.

In 2005, our efforts focused primarily on building our brand strategy, which included refining our business operations, broadening the customer base, and extending the reach of the core Chico's brand. We also continued to refine our customer service model. We recognize that "most amazing personal service" ("MAPS") is one of the hallmarks of our four great brands – Chico's, White House|Black Market, Soma by Chico's, and Fitigues. We never take our customers' patronage for granted and are continually looking for ways to improve the shopping experience.

To broaden our customer base and extend the reach of our brands in fiscal 2005, we opened 106 net new stores of which 57 were Chico's stores, 44 were White House|Black Market stores, and 5 were Soma by Chico's. In addition to adding 106 net new stores, we also expanded the square footage of 36 stores. We will continue to use this strategy in 2006, as many of our current Chico's and White House|Black Market locations need more selling space. And finally, we further enhanced our growth opportunities, just after fiscal 2005 ended, with the acquisition of Fitigues, a brand whose merchandise philosophy is very similar to our own. We believe that we should be able to leverage Fitigues' unique merchandise concept with our operational experience to further develop this brand's opportunities.

Membership in our customer loyalty programs grew significantly in fiscal 2005. The Chico's brand's loyalty club, Passport, reached 1.7 million permanent members by the end of 2005, and Black Book, the White House|Black Market brand's loyalty club, reached 334,000 permanent members after its first full year of operations; well ahead of the Chico's Passport launch in fiscal 1999. These customers tend to be very loyal to our brands and we are committed to providing them with the continued innovation, quality, fit, and value they have come to expect and rightly deserve.

We added additional strength to our Board of Directors in fiscal 2005. David F. Walker joined the Board in July 2005. Mr. Walker is the Director of the Accounting Program at the University of South Florida St. Petersburg campus and heads up the school's Center for Social Responsibility and Corporate Reporting. Mr. Walker, who currently serves as the chair of our Audit Committee,

was with the accounting firm of Arthur Andersen LLP for 27 years and has extensive accounting, auditing, and business experience.

Michael A. Weiss, the retired President and Chief Executive Officer of Express, a subsidiary of Limited Brands, Inc., joined the Board in August 2005 bringing the total number of Board members to 11. Mr. Weiss is a recognized leader in women's apparel and is well known for his strategic vision, brand building, and executive management skills.

We also added significant talent on the management side, including the following: Terri Meichner, Senior Vice President and GMM for Soma; Brett Avner, Senior Vice President of Human Resources; Mike Elleman, Senior Vice President of Real Estate; Debbie Martin, Vice President-Product Development; and Brian French, Vice President-Construction. We believe we have some of the best and brightest talent in retail and look forward to the contributions these new individuals are expected to make to the Chico's FAS, Inc. team in the coming years.

As we move into 2006, our goal at Chico's remains unchanged: to continue to create and grow strong branded concepts that target compelling niche markets and ultimately deliver predictable, sustainable growth to our shareholders. In 2006, we plan to open approximately 140-165 net new stores: 45-55 Chico's, 65-70 White House|Black Market, and 30-40 Soma by Chico's. While we have no current plans to open any new Fitigues stores in 2006, we certainly look forward to exploring the brand's potential.

At Chico's, one of the things we continue to be most proud of is our ongoing commitment to our core values. Teamwork, energy, commitment, courtesy, respect, and honesty describe not only *how* we do business, but also *who* we are. It is embedded in our associates and our brands' DNA. Part of this values system includes giving back to our communities, a practice we formalized in fiscal 2005 through the creation of our own not-for-profit organization - Chico's Charities, Inc. We look forward to leveraging this more formal mechanism to support our core giving areas of women and children's causes, education, health, community, environment, and the needs of our associates.

To our 11,000+ associates across the United States - we thank you for your continued hard work and dedication. It is a pleasure to work with a team with such unfailing commitment. These associates continue to provide our customer with the merchandise she wants to purchase, in an environment she likes, from people with whom she feels comfortable. A retailer can ask for nothing more.

To our shareholders, business partners and, most importantly, our customers – we are truly excited about the future of Chico's FAS, Inc. and thank you for your support as we continue our amazing journey. We believe our future is bright and we are all committed to Chico's success in 2006 and beyond.

Scott A. Edmonds
President
Chief Executive Officer

CHICO'S®

Chico's has come a long way since opening our very first store on Sanibel Island, Florida, more than 20 years ago. What started as one small shop selling cotton sweaters and folk art has evolved into the fastest growing women's specialty apparel retailer in the country with over 550 locations nationwide.

Today, Chico's carries everything from comfortable, everyday clothing to elegant eveningwear. Chico's private-label designs range from basic black pants and cotton tees, to specialty jackets in one-of-a-kind prints and patterns. Customers love Chico's for their wrinkle-proof Travelers™ Collection and their extensive selection of coordinating accessories.

Chico's is also known for their exceptional personal service. As any of the thousands of loyal Chico's customers can tell you, Chico's is a truly unique shopping experience.




CHICO'S








WHITE HOUSE | BLACK MARKET®



Classic movies, a string of pearls, vintage wine, inner beauty...some things never go out of style. That's the theory behind our clothing. We see things in black and white (OK, and a few shades in between).



White House | Black Market is known for feminine, sophisticated apparel and accessories in timeless shades of white and black. Our mission, "Make Women Feel Beautiful," extends to every aspect of our company's operation: from the design of the clothing, to the elegant layout of the stores, to our commitment to superior customer service.



Our unique philosophy is reflected in over 205 stores nationwide where our customers find an assortment of stylish, yet affordable, private-label clothing and accessories inspired by the latest runway trends. From versatile fashions to sexy, elegant looks for a special night out to casual separates perfect for any vacation, it's all here in black and white.







soma™

BY CHICO'S


soma
BY CHICO'S



In our elegant soma by Chico's stores, we've created an intimate boutique environment where the Chico's customer can find all the things she loves about Chico's...supreme comfort, high quality, unique design...translated into a collection of intimate apparel, loungewear and sleepwear designed just for her.



The soma collection is made from only the most exquisitely soft microfibers and highest-grade cotton. Our selection offers something to flatter every figure and lifestyle.



Trained fit experts in all our stores make shopping at soma a uniquely pleasurable experience. In just one short consultation, they can change everything she thought she knew about bras and help her find the right size to suit her shape. At soma by Chico's, she'll always find the perfect fit.













Executive Officers

Scott A. Edmonds
President - Chief Executive Officer

Charles J. Kleman
Executive Vice President - Chief Financial Officer and Treasurer

Patricia Murphy Kerstein
Executive Vice President - Chief Merchandising Officer

Mori C. MacKenzie
Executive Vice President - Chief Stores Officer

Charles L. Nesbit, Jr.
Executive Vice President - Chief Operating Officer

Gary A. King
Executive Vice President - Chief Information Officer

Patricia Darrow-Smith
Senior Vice President - General Merchandise Manager, White House

Michael J. Leedy
Senior Vice President - Chief Marketing Officer

Barry I. Shapiro
Senior Vice President - Distribution & Logistics

A. Alexander Rhodes
Senior Vice President - General Counsel and Secretary

Michael J. Kincaid
Senior Vice President - Finance, Chief Accounting Officer and Assistant Secretary

Directors

Marvin J. Gralnick
Chairman

Helene B. Gralnick
Formerly, Senior Vice President - Design & Concept

Scott A. Edmonds
President - Chief Executive Officer

Charles J. Kleman
Executive Vice President - Chief Financial Officer and Treasurer

Verna K. Gibson [5]
Retailing Consultant

Ross E. Roeder [1, 6]
Chairman, Smart & Final, Inc.

John W. Burden, III [4]
Retailing Consultant

Betsy S. Atkins [3]
President and Chief Executive Officer, Baja Capital

Stewart P. Mitchell [4, 5]
Retired Chief Financial Officer, Ferguson Enterprises, Inc.

David F. Walker [2, 6]
Director of the Program of Accountancy, The University of South Florida

Michael A. Weiss [4, 5]
Retired President and Chief Executive Officer, Express

(1) Chairperson of the Compensation and Benefits Committee (2) Chairperson of the Audit Committee
(3) Chairperson of the Corporate Governance Committee (4) Member of the Compensation and Benefits Committee
(5) Member of the Audit Committee (6) Member of the Corporate Governance Committee

REPORTS ON FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be sent to any shareholder without charge upon written request to Investor Relations at the mailing address or website address below:

Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, Florida 33912
Website: www.chicos.com

Transfer Agent and Registrar:
The Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Legal Counsel:
Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis
Tampa, Florida 33602

Independent Certified Public Accountants:
Ernst & Young LLP
Tampa, Florida 33602

Annual Shareholders' Meeting:
Tuesday, June 20, 2006 at 2:00 pm
Hyatt Regency Coconut Point
5001 Coconut Road
Bonita Springs, Florida 34134





Chico's FAS, Inc.
11215 Metro Parkway, Fort Myers, Florida 33912
phone 239.277.6200 • 888.855.4986 • fax 239.277.5237

www.chicos.com
www.whitehouseblackmarket.com
www.soma.com